UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

043635606

(CUSIP Number)

Bernd Förtsch

Crowdex Investment, LLC

1675 South State Street, Suite B

Dover, DE 19901

310-266-3528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 pages)

CUSIP No. 043635606	Schedule 13D	Page 2 of 8 pages

1.	Names of Reporting Persons. Bernd Förtsch
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,545,042(1) Common Shares (See Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,545,042(1) Common Shares (See Item 5)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,545,042(1) Common Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Mr. Förtsch owns, beneficially, a controlling interest in TubeSolar AG. Mr. Förtsch disclaims beneficial ownership over any of the Common Shares reported by TubeSolar AG in this statement. Mr. Förtsch is the 100% indirect beneficial owner of Crowdex Investment, LLC (“Crowdex”), which currently owns beneficially 5,545,042 Common Shares.
(2)	Percentage calculated based on 30,609,249 Common Shares issued and outstanding as of February 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on February 8, 2022.

CUSIP No. 043635606	Schedule 13D	Page 3 of 8 pages

1.	Names of Reporting Persons. Crowdex Investment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,545,042(1) Common Shares (See Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,545,042(1) Common Shares (See Item 5)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,545,042(1) Common Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes Common Shares issued upon the conversion by Crowdex of 1,300 shares of Series 1A Preferred Stock of the Issuer on February 1, 2022 (as adjusted for a reverse stock split of the Issuer’s Common Shares at a ratio of 1-5,000 on January 28, 2022 (the “Reverse Stock Split”)).
(2)	Percentage calculated based on 30,609,249 Common Shares issued and outstanding as of February 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on February 8, 2022.

CUSIP No. 043635606	Schedule 13D	Page 4 of 8 pages

1.	Names of Reporting Persons. TubeSolar AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,961,234 Common Shares(1) (See Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,961,234 Common Shares(1) (See Item 5)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,961,234 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes Common Shares issued upon the conversion by TubeSolar AG of 2,400 shares of Series 1A Preferred Stock of the Issuer on February 1, 2022 (as adjusted for the Reverse Stock Split).
(2)	Percentage calculated based on 30,609,249 Common Shares issued and outstanding as of February 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on February 8, 2022.

CUSIP No. 043635606	Schedule 13D	Page 5 of 8 pages

Background.

The undersigned hereby file this Schedule 13D as an amendment and restatement of (i) the Schedule 13D filed by Mr. Bernd Förtsch, a citizen of Germany, and Crowdex Investment, LLC, a Delaware limited liability company (“Crowdex”), on October 5, 2020, as amended by Amendment No. 1, filed December 1, 2020, and (ii) the Schedule 13D filed by Mr. Förtsch and TubeSolar AG, a German public limited company (“TubeSolar”), on January 15, 2021. Mr. Förtsch and TubeSolar will no longer report under Section 13 of the Act, separately from Mr. Förtsch and Crowdex, regarding their ownership of the Issuer’s equity securities.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Shares”), CUSIP 043635606, of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 12300 Grant Street, Thornton, Colorado 80241. The Issuer’s Common Shares are listed for trading on the Over the Counter Market under the symbol “ASTI.”

Item 2.	Identity and Background.

(a)-(c) This Schedule 13D is being filed by the following reporting persons: (i) Bernd Förtsch, a citizen of Germany, (ii) Crowdex Investment, LLC, a Delaware limited liability company, and (iii) TubeSolar AG, a German public limited company, which is a developer of photovoltaic thin-film tubes (collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1. The address of each of Mr. Förtsch and Crowdex is 1675 South State Street, Suite B, Dover, DE 19901, and the address of TubeSolar is Berliner Allee 65, D – 86153, Augsburg, Germany.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed below under Item 2(f), (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 043635606	Schedule 13D	Page 6 of 8 pages

(f) The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Crowdex is David Peterson, Manager of Crowdex, with an address of 1675 South State Street, Suite B, Dover, DE 19901. Mr. Peterson is a citizen of the United States. Mr. Peterson is also a director of the Issuer.

The name of each director and executive officer of TubeSolar is set forth below. Each such person is a German citizen with a business address at Berliner Allee 65, D – 86153, Augsburg, Germany.

Jürgen Gallina – Member, Management Board

Felix Mantke – Member, Management Board

Stefan Müller – Board of Directors (Supervisory Board)

Jeanette Steinbach – Board of Directors (Supervisory Board)

Herbert Seuling – Chairman of the Board of Directors (Supervisory Board)

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3. The source of the funds used by TubeSolar to originally acquire the shares of Series 1A Preferred Stock subsequently converted into Common Shares was working capital, a portion of which was provided indirectly by Mr. Förtsch. The source of the funds used by Crowdex to acquire the shares of Series 1A Preferred Stock subsequently converted into Common Shares was working capital, provided indirectly by Mr. Förtsch. On September 22, 2020, Penumbra Solar, Inc., an affiliate of Crowdex, assigned to Crowdex a convertible promissory note previously issued by the Issuer in the amount of $250,000, which was subsequently converted, together with accrued interest, into Common Shares.

Item 4.	Purpose of Transaction.

On September 22, 2020, the Issuer entered into a securities purchase agreement with Crowdex for the private placement of up to $5,000,000 of the Issuer’s Series 1A Preferred Stock, and sold 2,000 shares of Series 1A Preferred Stock to Crowdex in exchange for $2,000,000 of gross proceeds. On November 27, 2020, the Issuer issued to Crowdex a $500,000 unsecured convertible promissory note for $500,000 of gross proceeds. On December 31, 2020, the Issuer sold 500 shares of Series 1A Preferred Stock to Crowdex in exchange for the cancellation of the note.

On September 22, 2020, Penumbra Solar, Inc., an affiliate of Crowdex, assigned to Crowdex a convertible promissory note previously issued by the Issuer in the amount of $250,000.

On January 4, 2021, the Issuer entered into a securities purchase agreement with TubeSolar for the purchase of 2,500 Series 1A Preferred Stock in exchange for $2,500,000 of gross proceeds.

All of the shares of Series 1A Preferred Stock and, with respect to Crowdex, the note, together with accrued interest, have been converted into Common Shares.

Each Reporting Person made its respective investments based on such Reporting Person’s belief that the Common Shares represented an attractive investment opportunity.

As of the date of this Schedule 13D and except as set forth herein, the Reporting Persons have no plans, proposals or negotiations that relate to or would result in any of the matters set forth within (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the outstanding Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to the Common Shares owned by them including, without limitation, engaging in communications with management and the board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional Common Shares, selling some or all of their Common Shares, or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 043635606	Schedule 13D	Page 7 of 8 pages

Item 5.	Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Common Shares by the Reporting Persons is provided as of the date of this filing:

Reporting Persons	Common Shares Beneficially Owned	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage Owned(1)
Bernd Förtsch	5,545,042	0	0	5,545,042	18.1%
Crowdex Investment, LLC	5,545,042	0	0	5,545,042	18.1%
TubeSolar AG	4,961,234	0	0	4,961,234	16.2%

(1)	Percentage calculated based on 30,609,249 Common Shares issued and outstanding as of February 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on February 8, 2022.

(c) Except as set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

Between January 4 and 13, 2022 (prior to the Reverse Stock Split), TubeSolar sold an aggregate 93,273,539 Common Shares in open market sales at prices ranging from $0.005 to $0.0075.

On February 1, 2022, TubeSolar converted 2,400 shares of Series 1A Preferred Stock into 4,800,000 Common Shares and Crowdex converted 1,300 shares of Series 1A Preferred Stock into 2,600,000 Common Shares at a conversion price of $0.50 (as adjusted for the Reverse Stock Split) per the stated value of the Series 1A Preferred Stock, which is $1,000 per share.

(d) Except as disclosed in this Schedule 13D/A, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares except for BD 1 Investment Holding, LLC and Johannes and Ute Kuhn.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Crowdex is 100% owned by Crowdex GmbH; Crowdex GmbH is 100% owned by BF Holding GmbH; BF Holding GmbH is 100% owned by Bernd Förtsch. David Peterson is the Manager of Crowdex. Mr. Peterson is also a director of the Issuer.

Mr. Förtsch directly and indirectly owns a controlling interest in TubeSolar. Mr. Förtsch disclaims beneficial ownership over any of the Common Shares reported by TubeSolar in this statement.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

Exhibit 99.2 Series 1A Securities Purchase Agreement dated September 22, 2020, by and between the Issuer and Crowdex Investment, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 30, 2020).

Exhibit 99.3 Amendment to Series 1A Securities Purchase Agreement dated December 31, 2020, by and between the Issuer and Crowdex Investment, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 6, 2021).

Exhibit 99.4 Tranche 2 Series 1A Securities Purchase Agreement, dated January 4, 2021, by and between the Issuer and TubeSolar AG (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on January 6, 2021).

CUSIP No. 043635606	Schedule 13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2022	By:	/s/ David Peterson, on behalf of Bernd Förtsch
Bernd Förtsch

Date: March 2, 2022	CROWDEX INVESTMENT, LLC

	By:	/s/ David Peterson
	Name:	David Peterson
	Its:	Manager

Date: March 2, 2022	TUBESOLAR AG

	By:	/s/ Jürgen Gallina
	Name:	Jürgen Gallina
	Its:	Manager